UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Agreements

On March 12, 2024, Paranovus Entertainment Technology Limited, (the “Company”) signed a promissory note purchase agreement (the “Purchase Agreement”) with a non-U.S. investor (the “Investor”), pursuant to which, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to such Investor on March 12, 2024, the closing date of this transaction. The Note will mature in 12-month after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note will be used to fund development of a software as contemplated in the certain software development agreement (“Development Agreement”) by and between the Company and Blueline Studios Inc. (“Blueline”) and the general corporate activities of the Company.

As previously disclosed, on November 14, 2023 and January 18, 2024, respectively, the Company has also issued to the same Investor an 8% promissory note, in the same form as the Note (collectively, the “Previous Notes”), each with a principal amount of $750,000. The proceeds from the Previous Notes were used to fund the software development in accordance with the Development Agreement and the general corporate activities of the Company.

The copies of the Purchase Agreement and the Note are attached hereto as Exhibits 10.1 and 10.2. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, and do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note.

Exhibits

Exhibit No.	Description
10.1	The Promissory Note Purchase Agreement, dated March 12, 2024
10.2	The Promissory Note, dated March 12, 2024

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: March 14, 2024	By:	/s/ Xuezhu Wang
	Name:	Xuezhu Wang
	Title:	Chief Executive Officer

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